SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.        Description
No. 1              Holding(s) in Company released on 16 October 2003
No. 2              Holding(s) in Company released on 20 October 2003

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Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 219,588 shares

HSBC Global Custody Nominee (UK) Ltd A/c 887711 - 340,205 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,072,540 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,655,123 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 160,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 440286 - 46,632 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,669,925 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 78,077 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 50,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 20,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 1,225,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 716,686 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 54,862 shares

HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 22,113 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924422 - 4,663 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security
Ordinary 10p Share

10. Date of transaction
15 October 2003

11. Date Company informed
16 October 2003

12. Total holding following this notification
23,927,238

13. Total percentage holding of issued class following this notification
4.02%

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
16 October 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Exhibit No. 2

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY
     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
     AVIVA PLC


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security
     ORDINARY SHARES


10)  Date of transaction
     16 OCTOBER 2003


11)  Date company informed
     17 OCTOBER 2003


12)  Total holding following this notification
     24,183,776


13)  Total percentage holding of issued class following this notification
     4.07%


14)  Any additional information



15)  Name of contact and telephone number for queries
     CLARE DUFFILL TEL: 020 7535 8133


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification
     20 OCTOBER 2003


Letter to The Rank Group plc

Dated 17 October 2003


THE RANK GROUP PLC (THE "COMPANY") - SEDOL 0724076

This notification supersedes our previous notification to you dated 12 June 2002 and is prompted by purchases totalling 500,842 on 16 October 2003.

This notification relates to issued ordinary shares of GPB0.10 each in the capital of the Company (the "shares") and is given in fulfillment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc), (formerly CGNU plc)).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 24,183,776 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: Morley Fund Management Limited.

2.    Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 24,183,776 shares giving the Aviva group a total percentage interest in the shares of 4.07%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: Aviva plc

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.



APPENDIX:  MORLEY FUND MANAGEMENT LIMITED


REGISTERED HOLDERS                              NUMBER OF SHARES HELD


BNY Norwich Union Nominees Ltd                 6,908,929   (Material)

Chase GA Group Nominees Ltd                    9,578,379   (Material)

Chase Nominees Ltd                             1,363,458   (Material)

CUIM Nominee Ltd                               5,497,214   (Material)

RBSTB Nominees Ltd                               835,796   (Material)


TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED   : 4.07%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED:  594,803,630



APPENDIX:  AVIVA PLC


REGISTERED HOLDERS                              NUMBER OF SHARES HELD


BNY Norwich Union Nominees Ltd                 6,908,929   (Material)

Chase GA Group Nominees Ltd                    9,578,379   (Material)

Chase Nominees Ltd                             1,363,458   (Material)

CUIM Nominee Ltd                               5,497,214   (Material)

RBSTB Nominees Ltd                               835,796   (Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 4.07%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 594,803,630


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 October 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary